SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Kforce Inc.

_____________________

(Name of Issuer)

Common Stock, par value $.01

________________________

(Title of Class of Securities)

493732 10 1

____________________________

(CUSIP Number)

December 31, 2004

________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X ]         Rule 13d-1(d)

CUSIP No.   493732 101 1                                                                      Page 2 of  3

NAME OF REPORTING PERSON Richard M. Cocchiaro I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,670,240
	6	SHARED VOTING POWER 150,243
	7	SOLE DISPOSITIVE POWER 1,670,240
	8	SHARED DISPOSITIVE POWER 111,043
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,820,483
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.   493732 101 1                                                                   Page 3 of  3

This Amendment No. 3 to Schedule 13G, is being filed on behalf of Richard M. Cocchairo relating to the common stock $.01 par value (the "Common Stock") of Kforce Inc., a Florida corporation (the "Issuer").  The terms defined in the original Schedule 13G, shall have the same meaning when used herein.  This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.  Only those items reported herein are amended.  All other items remain unchanged.

Item 4.    Ownership

                (a)           Amount Beneficially Owned (describe):  Of the 1,820,483 shares reported pursuant to this Schedule 13G; 68,963 shares are currently held by the Cocchiaro Family Foundation; 39,200 shares are held by Mr. Cocchiaro's mother; 19,000 shares are held by Mr. Cocchiaro's spouse; 23,080 shares are held in custody for his children; 17,351 shares held in the Issuer's Employee Stock Purchase Plan; 29,837 shares are subject to options exercisable within 60 days of  December 31, 2003;  and 1,623,052 shares are held directly by Mr. Cocchiaro.

                (b)           Percent of Class:  4.9%, based on the 37,240,840 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2004, along with Mr. Cocchiaro's exercisable options.

                (c)           Number of shares as to which such person has:

              (i)          Sole power to vote or to direct the vote:  1,670,240

             (ii)          Shared power to vote or to direct the vote:  150,243

            (iii)          Sole power to dispose or to direct the disposition of:  1,670,240

            (iv)          Shared power to dispose or to direct the disposition of: 111,043

Item 5.    Ownership of Five Percent or Less of a Class:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [ X ]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February   11 , 2005

                                                                            /s/ Richard M. Cocchiaro

                                                                           _______________________________

                                                                                       Richard M. Cocchiaro